UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Agreement

On April 10, 2023, Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited, the “Company”), Happiness (Nanping) Biotech Co., Limited, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness.

The Seller owns 100% of the issued shares of Fujian Happiness. Fujian Happiness owns 100% of the equity interest of Shunchang Happiness Nutraceutical Co., Ltd., 100% of the equity interests of Fujian Shennong Jiagu Development Co., Ltd., and 100% of equity interest of Fuzhou Hekangyuan Trading Co., Ltd.

The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the receipt of a fairness opinion from an independent firm, approval of a majority of the Company’s shareholders, and all consents required to be obtained from or made with any governmental authorities.

A copy of the Disposition SPA is attached hereto as Exhibit 10.1. The foregoing description of the form of the Disposition SPA is a summary of the material terms of such agreement, and does not purport to be complete and is qualified in their entirety by reference to the Disposition SPA.

Exhibit No.	Description
10.1	Share Purchase Agreement, dated April 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Ltd.

Date: April 18, 2023	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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